Exhibit 12


Reckson Associates Realty Corp.
Ratios of Earnings to Combined Fixed Charges

The following table sets forth the calculation of the Company's consolidated ratios of earnings to fixed charges for the periods shown (in Thousands):


                  For the Period                        For the Period       For the Period
                        from                                from                  from
                  January 1, 1997                       June 3, 1995        January 1, 1995
                          to                                  to                   to
 Description      September 30, 1997        1996       December 31, 1995     June 2, 1995     1994        1993       1992
----------------------------------------------------------------------------------------------------------------------------
 Interest             $15,965              $13,331       $5,331              $7,622           $17,426      $27,454   $27,597
 Rent Expense             689                  830          434                 176               375          771       778
 Amortization of          498                  525          400                 195               564          489       505
 Debt Issuance
 Costs
                      $17,152              $14,686       $6,165              $7,993            $18,365      $28,714   $28,880
 Income from          $49,417              $39,876      $16,719              $7,639            $17,872      $18,609   $20,151
 Continuing
 Operations
 before Minority
 Interest and
 Fixed Charges
 Ratio of
 Earnings to             2.88                 2.72         2.71                0.96               0.97         0.65      0.70
 Fixed Charges


*To date, the Company has not issued Preferred Stock; therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are unchanged from the ratios presented above.